

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2018

Edmond Thomas
President and Chief Executive Officer
Tilly's, Inc.
10 Whatney
Irvine, California 92618

      Re: Tilly's, Inc.
          Registration Statement on Form S-3
          Filed July 17, 2018
          File No. 333-226209

Dear Mr. Thomas:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) E. Alper at (202) 551-3329 with any questions.

          Division of Corporation Finance
          Office of Beverages, Apparel and Mining

cc: Cary K. Hyden, Esq.